Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr	Press Release May 30, 2023

TEN Ltd. to Redeem all of its

8.75% Series D Cumulative Redeemable Perpetual Preferred Shares

ATHENS, Greece, May 30, 2023 – Tsakos Energy Navigation Ltd. (“TEN” or the “Company”) (NYSE: TNP), a leading diversified crude, product and LNG tanker operator, today announced that it has called for redemption all 3,517,061 of its outstanding 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: TNP-PD) (CUSIP: G9108L140) (the “Series D Preferred Shares”).

The redemption of the Series D Preferred Shares will occur on July 7, 2023 (the “Redemption Date”). The Series D Preferred Shares will be redeemed for $25.00 per share, plus all accrued and unpaid dividends to, but not including, the Redemption Date in an amount equal to $0.243056 per share, for a total payment of $25.243056 per share, which will be payable in cash on the Redemption Date.

After the Redemption Date, Series D Preferred Shares will no longer be deemed outstanding and all the rights of the holders of Series D Preferred Stock will terminate, except the right to receive the redemption price. In addition, because all the issued and outstanding shares of Series D Preferred Shares are being redeemed, the Series D Preferred Shares will no longer trade on the New York Stock Exchange after the Redemption Date. The Series D Preferred Shares currently trade on the NYSE under the symbol TNP-PD.

All shares of Series D Preferred Shares are held in book-entry form through the Depository Trust Company (“DTC”). The Series D Preferred Shares will be redeemed in accordance with the applicable procedures of DTC. Payment to DTC for the shares of Series D Preferred Shares will be made by Computershare Trust Company, LLC, as redemption agent (the “Redemption Agent”).

The address for the Redemption Agent is as follows: Computershare Inc. 150 Royall Street Canton, MA 02021.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 30 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 67 double-hull vessels including four dual-fuel LNG powered Aframaxes, two scrubber-fitted Suezmaxes and up to three DP2 Shuttle tankers under construction constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.4 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com